Filed by Echostar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation,
General Motors Corporation
and EchoStar Communications Corporation
Commission File No. 333-84472
Date:  August 16, 2002

Set forth below are a Tennessee media advisory and the transcript of an EchoStar earnings release conference call.

[ECHOSTAR LOGO] 5701 South Santa Fe Drive Littleton, CO 80120	[HUGHES LOGO] P.O. Box 956 200 N. Sepulveda Blvd El Segundo, CA 90245-0956

For Immediate Release
August 16, 2002
Media Advisory

EchoStar and DIRECTV Present:

Local Channels and Affordable Broadband Everywhere in Tennessee

NASHVILLE, Tenn.- On Tuesday, August 20, 2002 at 12 p.m., Tony Grande, State Commissioner of Economic and Community Development, will host a demonstration showcasing satellite-delivered digital television and high-speed Internet access and explain how the proposed merger between EchoStar Communications Corporation, the parent company of DISH Network, and Hughes Electronics Corporation, parent company of DIRECTV, will make local TV channels available to every resident in Tennessee. Attendees will be able to surf the Internet, delivered via satellite, following the demonstration.

The demonstration will be held at Sunset Grill at 12 p.m. on August 20, 2002.

Press invited to attend. Lunch will be provided.
RSVP Mandatory.

Please contact Chantel Gurney at (615) 259-4000.

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

ECHOSTAR COMMUNICATIONS

Moderator: Michael McDonnell
August 15, 2002
11:00 am CT

Operator:	Good morning my name is (Rebecca) and I will be your conference facilitator today. At this time I would like everyone to the EchoStar Communications Second Quarter Earnings Release conference call. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks there will be a question and answer period.

If you would like to ask a question during this time simply press star and the 1 on your telephone keypad. If you would like to withdraw your question press the pound key. Thank you. Mr. McDonnell you may begin your conference.

Michael McDonnell:	Hello everyone and thanks for joining us. My name is Michael McDonnell and I am the Chief Financial Officer here at EchoStar. I am joined today by Charlie Ergen our Chairman and CEO David Moskowitz our Senior Vice President and General Counsel and (Jay Penkizer) our Treasurer.

I am going to give you a quick recap of the financial performance of the quarter and then I will turn it over to Charlie for his comments. Then we will open it up for some Q&A at the end. So before we get started, as most of you know we need to do our safe harbor statement. So for that I will turn it over to David.

David Moskowitz:	Good morning everyone thanks for joining us. Just the ground rules as you all know we do invite media to participate in a listen only mode on the conference call. We therefore asked that you not identify participants and their firms in your reports. We also require that there be no audio taping of the conference call.

Additionally all statements that we make during this call and everything that we said in our 10Q as well as the press release and all statements that may be made by us officers, directors or employees acting for us that aren’t statements of historical fact do constitute forward-looking statements within the meaning of the private security litigation reform act.

Those forward-looking statements involve known and unknown risks uncertainties and other factors that could cause our actual results could differ materially from historically results or from any future results expressed or applied by the forward-looking statements.

I am not going to go through a list of those factors but I recommend to you our 10Q and 10K for a list of the factors you should consider in that regard. In addition to those factors we face other risks described from time to time in our reports filed with the SEC. Any cautionary statements that we make in our 10Q or during this call should be understood as being applicable to all forward-looking statements wherever they may appear.

And in this connection investors should consider the risk described in our forward-looking statement disclosures and should not place undue reliance on any forward-looking statements that we make. With that I will turn it back over to Mike for a recap of the quarter.

Michael McDonnell:	Thanks David. Lets take a look at the quarter and we will start with the total company. Please note that all guidance figures and references for 2002 will not include the effects of our planned merger with Hughes Electronics Corporation or its majority owned subsidiary PanAmSat. In addition all guidance figures and references assume the weak economy will continue throughout 2002.

Total revenues for the quarter was approximately $1.2 billion an increase of 6% over last quarter and 21% higher than the same period a year ago. Subscriber growth was the driver of the increase of revenue quarter over quarter. We currently expect 2002 revenue to be approximately 20% higher than 2001 revenue of $4 billion.

Pre-marketing cash flow was $487 million or 42% of revenue in the quarter. This represents a $37 million improvement over Q1 and $100 million better year over year. It is important to note that pre-marketing cash flow during the quarter was positively impacted by non-recurring benefits of approximately $10 million primarily related to final resolution of certain legal matters.

EBITDA for the second quarter was $237 our best ever as we continue to leverage the economy of scale inherent in the DBS platforms. That is improvement of $59 million over Q1. EBITDA during the second quarter of 2002 was positively impacted by reductions in estimated royalty obligation of approximately $17 million as well as the non-recurring benefits previously mentioned.

Operating income was $146 million, an increase of $51 million over last quarter. Net income for the quarter was $46 million. Included in this quarters result are the positive effect of the royalty adjustments and the legal resolutions. Net income for the six-month ended June 30 2002 was $7 million.

Basic earnings per share for the quarter was 8 cents. It is important to note that the second quarter EPS figure includes approximately $9 million of retained earnings reductions resulting for increases in the estimated value of the Vivendi contingent value rights. These reductions are not a component of net income but are included in net income available to common shareholders for purposes for computing EPS.

Now let look at the DISH network. Subscriptions TV revenues increased 5% from the first quarter to approximately $1.1 billion. Subscriber growth and increased revenues per subscriber were the drivers of this increase. Despite the effect of the economy, which continues to struggle we added 225,000 net new customers during the second quarter and continue to expect to end 2002 with over 8 million subscribers.

For the quarter our average revenues per subscriber is approximately $48.85 per month an increase from last quarter of 49 cents. We currently expect ARPU for all of 2002 to remain near current levels. Our cost of acquiring subscribers during the quarter averaged approximately $386 per growth addition.

It is important to note that subscriber acquisitions cost were reduced by approximately $26 per addition as a result of the royalty reductions previously mentioned. We continue to expect subscriber acquisitions costs for all of 2002 to approximate Q1 levels of $430 per gross addition.

Capital expenditures under our digital home plan during the quarter, which are not included in our subscriber acquisitions costs figures, were approximately $89 million. Cash and equipment from digital home plan customers disconnects which are also not included in our subscriber acquisitions costs figures aggregated approximately $9 million.

Now lets take a look at the balance sheet. At the end of the quarter we had cash and marketable securities of approximately $4.5 billion, which includes $168 million of cash reserved for satellite insurance. We also had approximately $5.7 billion of debt as of June 30 2002, which includes $2 billion of convertible securities.

On a strengths debt per subscriber basis we ended the quarter at roughly $769 per subscriber. On a net debt basis that drops to $186 per sub. Cash capital expenditures during the quarter were $142 million. During the remainder of 2002 depending on the strengths of the economy we anticipated total capital expenditures of between $200 and 400 million with approximately 20% of that amount going towards the construction of new satellites and approximately 80% of that amount going to our capitalized equipment under the digital home plan and general corporate purposes.

That is everything on the numbers so with that let me turn it over to Charlie for his comments.

Charlie Ergen:	Okay I just have a few quick comments and then we will take your questions. In general the second quarter was one of solid results. Obviously challenging economic and market conditions out there. But I think a lot of things that we put in place in terms of building a foundation at EchoStar will start to pay dividend for us and have started to pay dividend for us.

Because the discipline that we have had as a company is - I have always said anyone can look good when people have over exuberance in the marketplace. But you really have to be good to perform when people get overly pessimistic and obviously we have - there is a confidence both in management and CEOs in particular. And in the telecommunication industry.

So we not only have a general lack of confidence in management across the country but particularly in telecommunication. So our - I am proud of the fact that our employees have hung in there with our leadership and our company to hang in there while people had exuberance style reason and just a lot of business practices that always made me wince.

I think that we have been able to hold the line. I think that pays dividend in the marketplace where those folks have some problems and we are able to maintain in our growth path. And you see companies that have been able to do that in industries. You look at Southwest Airlines and all of the turmoil in the airline industry those guys are still able to be profitable.

And I think that no matter how much turmoil we have in telecommunication it is possible for some companies to maintain their focus. And we have a long way to go. And we will certainly have our ups and downs and certainly the waters are choppy out there. But I think that we have built our company from the ground floor up very similar to the Wall-Marts and the Southwest Airlines of the world to be able to take advantage of market conditions where other people maybe have always thought the sun would be shining all of the time.

We did switch auditors to KPMG. We have gone through extensive review of our books with them. We didn’t feel the need to go through an entire new audit and pay the fees to do that. Mainly because I was under the mistaken impression as CEO that we were suppose to be telling the truth all of the time. I didn’t realize that up until yesterday we didn’t have to tell the truth.

So we try to tell the truth all of the time so we didn’t think we needed a re-audit. They have gone through our books and met with our audit committee. And we don’t anticipate any changes to our accounting methodology or restatement. As far as the quarter was concerned I thin the disappointing thing probably for the quarter and for the rest of the year is that we are not going to achieve our ARPU goal up modestly from last year.

We made a conscious decision based on the competition from cable, which of course continues to be very strong that we needed have. And also the addition of Radio Shack and Wall-Mart to Sears and Costco just some groups in retail chains that we needed a strong cash and carry offer - maybe something that would compete with cable.

And we basically have extended some discounted programming offers that we did last year. We had anticipated doing that but felt that strategy made sense with our distribution partners and the CE distribution side. In doing so had to give up on our ARPU target. And so we have had to downsize that. So that is probably the one negative on the results.

It also will result in our revenues. It also has a hit to revenues obviously and also has some negative impact on EBITDA and earnings obviously but we still hope to hit those guidance numbers in EBITDA. On the positive side I think that most of our metrics that we set out for this year and what we thought would be at least a neutral type economy - I think we have a more challenging economy than we anticipated early in the year. But I think that we are able to maintain most of our outlooks in terms of our key metrics in terms of this year.

The merger update we are still planning to win there. And again we believe that the merger on the merits. That the merger is looked at on the merits and we have every indication that is how the justice department will look at it. And the politics doesn’t come into play there. We obviously have strong opponents that are very politically strong in News Corp and the National Association of Broadcasters NRTC that the merger will be approved.

We look for some meaningful discussions with the regulators in the third quarter and again we are hopeful that the merger will be approved certainly before the end of the year and. I would hope that it would be in the October time frame. But we really haven’t had meaningful discussion yet so we look forward to doing that over the next month of two.

I guess yesterday or day before yesterday Vivendi made some comments about potentially selling their EchoStar stake. That is something they cannot do based on our agreement until the merger is approved or not. And even then after that there would be some real 144A restrictions in terms of numbered shares that they could sell.

Having said that we obviously understand the position of Vivendi strategically has taken now in a new direction and we are certainly not opposed to having discussion with them in terms of how - there might be a way for them to do that. But based on the agreement we have today they are certainly not able to do that at this time.

We are anxiously waiting our EchoStar VIII launch next week on the 20th. Actually I think it is late the night of the 19th US time. Obviously that will give us some back up in outer space. Obviously it allows us to do a few more local cities and reduced some of our two DISH solution scenarios, which do cost us some extra money we had planned on this year.

It would take about 45 to 60 days to put that satellite into use. So sometime in late October time and time again that satellite will hopefully be operational. On the legal side we had a lot of positives particularly with the (Gem Star). There were actually two rulings on (Gem Star) in our favor - and dramatically in our favor from the ITC and the court in North Carolina.

Again that was expected on our part but maybe not expect by the marketplace. Having said that obviously the (Gem Star) totally made clear they will continue to sue. If they continue to sue again we are confident in our positions and we will continue to fight that. There is a high cost of that litigation but we felt that it was responsible for us to take that challenge on. We felt we didn’t infringe and obviously we have reconsideration by the ITC that they can reconsider.

They in the past have tipped their reconsider portions of rulings. So obviously there is still a lot that will go on out there in the legal front with (Gem Star). We were able to settle some of the law suits particularly the News Corp. The attorneys who represented us on News Corp litigation were able to settle that. And also on a positive side there is a case with one of the financing companies where we were able to settle a fair amount of $10 million that we reported that was in our favor there.

Probably on the one area I would point out is the state Attorney Generals have indicated they are looking at some of our business practices as it relates to consumers as we have in our 10Q there. Again that is something that I think that some of the things that they have ask us about they have maybe just misunderstand.

Our industry for example they have indicated our hold times are too long at our phone centers. And again we track that religiously and we are within our metrics of our call times. And we believe our call performance is better than most telecommunication people in this industry.

We clearly have rated 1 or 2 in consumer surveys in the last four or five years in the pay television business. So we think that we do a good job. Having said that obviously there is anything that - they have made some very constructive criticism I think of some of our practices and anything that can make our methodology and procedures easier for consumers to understand I think there are ways for improvement there.

And I think we certainly think very seriously the comments they have given us. And some we think they have misunderstanding the way our industry works. But some of them are very constructive criticisms of some of our policies. And I think that we can probably make some improvements there that I think will be good for consumers and therefore would be good for our business.

Obviously with the merger we come under a lot of scrutiny from a lot of different organization and it is always a good check of your company to do that. And that is probably a benefit - a side benefit of the merger procedures that we have gone through the last ten months is the sense that we really look at our total company there. And certainly if there is room for improvement we want to do that. I think that is about it in terms of our comments and then we will take questions.

Michael McDonnell:	Operator we are ready to open it up for questions.

Operator:	At this time I would like to remind everyone if you would like to ask a question please press the star key followed by the 1 on your touchtone telephone. We will pause for a moment to assemble the roster. Our first question will come from William Kidd with Lehman Brothers.

Mr. Kidd your line is open.

Michael McDonnell:	Lets go to the next call operator.

Operator:	Your next question comes from Karim Zia with Deutsche Bank.

Karim Zia:	Thanks Charlie as you look at the increases in gross SAC over the last year would you say most of it is reflecting multiple boxes as opposed to higher subsidies or some other form of commissions or things.

And then if you take a step back do you see gross SAC cost leveling off over the next few years in light of the competitive issues and things and how does that balance against what your expectations are for churn and ARPU the kind of balancing act over the next few years.

Charlie Ergen:	I guess that is - that is kind of a merger or non-merger world. But obviously digital cable has gotten more aggressively with the digital cable products. They now have broadband and come cases telephony to bundle together. So clearly the marketplace continues to get more challenging every year. And certainly if you take satellite industry form inception SAC in general has gone up every year. Churn in general has gone up every year.

There is a point where you wouldn’t make a marginal dollar by investment in SAC based on your churn and ARPU. I think you have seen NRTC and Pegasus are getting to that point where they have decided that marginal dollar investment doesn’t take place. So we have seen those kinds of trends develop.

And I think our answer to that was the merger where you get to play on a level playing field or almost a level playing field where you free up the capacity to do locals in all of the cities where you can do broadband and make the investment in broadband to compete with cable.

And you get some synergies to reduce your SAC or keep it less than it otherwise would be. And I think that is the reason I think the merger is so important. After the merger I think those trends will continue to some degree. And we are trying lots of different things to see what might have an impact on churn or SAC and so forth. But it is clear that those metrics have continued to go up.

Clearly the biggest part of SAC this year increase is probably multiple boxes. But customers have more and more TVs. And you have new things like (HTTV) and PVRs and new features that not necessarily getting the customers to pay for. So that becomes challenging for us.

I think we are well positioned to take on those challenges as a company based on our vertical integration and our in-house engineering the fact that we do our one PVR. The fact that we have our own guide that has now survived a major test and those kinds of things. But we have challenges out there and it wont be easy.

Karim Zia:	Okay thanks.

Operator:	Your next question comes from William Kidd of Lehman Brothers.

Michael McDonnell:	We still can't hear William. Operator let's go to the next call.

Operator:	Your next question comes from Armand Musey from Salomon Smith Barney.

Michael McDonnell:	Operator there must be some...

Operator:	Armand your line is open.

Michael McDonnell:	We can't hear Armand either.

Charlie Ergen:	What do they have to hit to enter?

Operator:	Star 1.

Michael McDonnell:	Star 1 okay. Let's try somebody else.

Operator:	Your next question comes from Ty Charmichael at CSFB.

Ty Charmichael:	Good morning Charlie I have a couple of question for you. With regard to Radio Shack contribution in the quarter if you could give us some perspective on that what your expectations are going forward and how performance was relative to your expectations going in. And the same would be on a forward-looking basis for Wall-Mart. And I have a couple of follow-ups.

Charlie Ergen:	second quarter Wall-Mart was not a factor. We just really started going to those stores in August. I would say that Radio Shack was a relatively immaterial part of our subscriber count. In the second quarter we expect that it will be a material amount in the second half of the year of our subscriber count. We think we have some upside there from those two companies.

Primarily Radio Shack we were in the process of putting in the stores training their people in the second quarter. We did get some business from them but we certainly move as fast as probably Radio Shack and us would have liked it. Of course they still sell other people’s products as well. But we do look for a bigger contribution in the second half of the year and then the fourth quarter from Wall-Mart.

Ty Charmichael:	Okay and then as a follow-up on the churn and SAC question Charlie I was curious as to what type of success in terms of percentage of box that you would be able to capture among those digital home plan customers that churn out with lease boxes and what are your expectations going forward. It looks like the cash benefits declined a little bit sequentially.

Charlie Ergen:	Yes I will let Michael.

Michael McDonnell:	Yes I think my answer on that is we continue to make progress in our efforts to recover equipment. One thing that is important to note is that the recovery number while it is down what you need to understand is that the recovery does not include set-top boxes that we recover that we are going to turn around to redeploy in the digital home plan.

It only includes set-top boxes that we are going to use as service units or turn around and get another activation to a sales promotion. So we only capitalize units one time to the extent that we recover and intend to redeploy we would not include it in that recovery number.

So over time what you will see as you get deeper and deeper penetration from some of the newer set-top boxes is the bulk of that number is really going be just a cash recovery over time. And I think as far as the overall retrieval we continue to make progress there. As we have said publicly before we budget about an 80% recovery and we continue to work towards that. And I think that we are getting better at it all the time.

Charlie Ergen:	Okay and just for clarification I think it was $12 million of recovery in the first quarter and was $9 million recovery in the second quarter. But that doesn’t’ tell the whole story. It is actually much more positive than that. Clearly when we get boxes back from a customer it reduced our cost of churn.

So in that respect we think digital home plan still makes sense and obviously the cable industry has been doing their version of digital home plan for a long time so it is important for us to have that as an outlet. Now having said that I will say that you probably can expect digital home plan be a lesser percentage in the second half of the year because our CE distributors typically don’t participate in the digital home plan.

It is a little bit complicated for what they do. They tend to want a cash and carry type item. Which is what we have done with some of our campaigns for them in the second half of the year. So I would expect that even we are still enthusiastic about the leasing of boxes we are also not - we also realize we have to have plans that our distribution partners work for their particular distribution outlets.

So as we think that Radio Shack, Wall-Mart, Sears, Costco and those folks in the fall selling season - Christmas time where those guys become a bigger part of our business we are likely to do more cash and carry there.

Ty Charmichael:	Okay and DIRECTV we have seen line item they define as retention marketing grow pretty strongly over the past couple of quarters and they have attributed that to subsidizing growth to second set-top boxes to existing customers.

I wanted to just get your perspective on it on how you manage that balance between the subsidize (unintelligible) the upgrading of an existing subscriber versus letting that customers go. That type of policy obviously has the potentially to erode the business economics a little bit on your margin side.

Charlie Ergen:	Yes I will let Michael jump in here but I believe any second set-top box we actually put in SAC we do not put that in retention marketing. We would -we do have a category for retention marketing. That is to mail out to a customer that one-year subscription is up and does he want to renew? Maybe a phone calls to a customer? Maybe he is turned off and find out why and try to get them turned back on again.

Michael McDonnell:	Yes I would just add to that any hardware that we would give to an existing customers in order to upgrade etc. or subsidize would show up in our customers care in other line. It is not a hugely material amount.

Charlie Ergen:	To give you an idea I would say that number is less than $10 million it is more like $6 million per quarter.

Michael McDonnell:	That number I don’t believe is materially changed over the last couple of years. So we do not have to pay people to stay on as customers. We have - so we just account for that a little bit differently. I am not sure exactly what is in their retention market.

Charlie Ergen:	The point is that all of those costs that we just talked about are factored into our pre-marketing cash flow number. The only retention number that is not factored in would be specific things that we do that are not hardware related to retain customers. And that is a very very immaterial number.

Ty Charmichael:	Okay do you have any - it seems like DIRECTV is occurring - regarding this much larger number. Is there any policy - is there any kind of decision policy that you are able to determine what customers you want to keep and subsidize and pay the cost and let others go?

Charlie Ergen:	Ty you have to start with that you have a great value in your programming and your services. So why would a customers leave you? You have to have a great value to start with. Then you have to them customer service. Then if you do those two things in an outstanding manner then you are going to be able to reduce your retention side. That is kind of a bad drug to have to use.

Now there are times when you should use it obviously and I don’t know specifically what DIRECTV does. But obviously we have a customers who pays the everything package fur $80 a month and pays on time to automatic credit card that customers may be 10 times more valuable to us than a customers who buys our basic package for $22 and calls us every month complaining about something.

So obviously we would do a little more for that customer than we would for the basic customer. And I think the marketing challenges that we have as an industry and certainly we have at EchoStar is identifying those people that are most valuable customers and making sure that when we have churn that the churn we are getting - churn doesn’t tell the whole story and the churn we are getting is in those least valuable customers.

We actually have customers that we give them the name of the nearest cable company because we don’t make any money on them.

Ty Charmichael:	And then the last question Charlie there was some news earlier this week with regard to a proposed 5% California state tax on consumer sat ITV bills. I was just curious if you had any perspective on whether there is a real chance of that getting approved and if you are aware of any other moves on that front on other states.

Charlie Ergen:	Yes David will take that on.

David Moskowitz:	Ty as you know the law is that local communities can’t pass taxes on satellite but states are permitted to do so. And a number of states have done so. While we generally try to get involved and educate states as the reasons why they should look at alternative sources to raise revenue. And I think we have been active in California in that regard the real place you want to educate them is to be sure that you don’t end up with a tax on satellite that doesn’t also apply to cable.

If there is a very level playing field we can play on that playing field. And certainly you pass the cost of taxes on to consumers if you have to. But what you don’t want to do is end up in a situation like California where it was a tax that was suppose to apply to satellite and not to cable. And that is where we really try to focus our efforts.

Right now my understanding is that particularly piece of legislation is on hold. I don’t - it looks like that probably is not going to pass this year.

Charlie Ergen:	And DIRECTV has done a lot of work on that because they are based in California obviously so I know they have worked on that very hard.

Ty Charmichael:	Okay thank you and congratulations on an excellent quarter.

Operator:	Your next question comes from William Kidd of Lehman Brothers.

William Kidd:	Hi I hope that the third time is the charm.

Charlie Ergen:	William you are on.

William Kidd:	You don't know how good it is to actually hear from you.

Charlie Ergen:	I thought you were probably using WorldCom and you had to switch over.

William Kidd:	With respect to the EBITDA guidance of 80 to 100% growth is it possible that you could detail the capitalized acquisition expenses imbedded in that assumptions?

Charlie Ergen:	Do what?

William Kidd:	Could you tell how much you are assuming your capitalizing of acquisitions costs in order to come up with your EBITDA guidance for the full year.

Michael McDonnell:	I think on that one I would refer back to Charlie’s previous comment is that obviously equipment that we capitalize under the digital home plan does not hit our EBITDA metric. And our assumption is that our lease model probably over the rest of the year maybe the penetration goes down a little bit with some of the new promotions and some of the new distribution channels that we have in place.

Charlie Ergen:	So we would actually be expensing more. Based on the trends that we see and the distribution we probably are expensing more and capitalizing less in the second half of the year as the first half of the year. And the other thing I would point out William is that our EBITDA targets are based on obviously an 8 million-type sub count.

To the extend that we would go over that number obviously that is the drag on EBITDA because you have SAC for customers you didn’t expect to get. So that is the positive in our perspective. We would rather go over 8 million subs. But that could have - to the extend we would go over 8 million subs - we are not projecting that at this point -- but to the extent that we did that would have a negative impact on EBITDA.

So we have a couple of things that will have negative impact on EBITDA. One is we will be expensing more in cash and carry and two any upside in sub count would be negative. Now if we fall short of 8 million we will have a positive impact on EBITDA

William Kidd:	Sure with respect to the state of the C band - C band subscribers have been falling precipitously and I am just wondering you do have a conversion in place. Is that at all material today? Your growth within the 10% camp? Is it all material? Is it going to be an issue once C band conversions or dissolution kind of slows even further?

Charlie Ergen:	It is not a material part of our business. It has been pretty steady but it obviously C band continues to erode. But it hasn’t been a - 10% is a defining number it is not a material amount of our business. And it should be more than made up by CE distribution that we gave.

William Kidd:	And with respect to that CE distribution...

Charlie Ergen:	I would expect the C band to go on for a few years by the way. It is still the 700,000 kind of number. So it will be out there for several more years.

William Kidd:	With respect to the retail distribution I guess there has been some acrimony from Best Buy at least and Radio Shack and even Blockbuster with DIRECTV that they recorded less sales. I guess now that you have entered some of the channels obviously I assume they hope to reinvigorate their sales a little bit. But is it some of their problem the fact that they might make less per sale in terms of revenues per installation with EchoStar than DIRECTV?

And can you comment on the differences or rough differences in economic in those specific channels or generalizing between the channels between yourselves and DIRECTV?

Charlie Ergen:	I don’t really know what DIRECTV does in those channels in terms of what their payments are. I know with Radio Shack in particularly they had the NRTC issue where my understanding Pegasus refused to pay Radio Shack any kind of SAC for their territories. And obviously DIRECTV didn’t want to pay for Pegasus to get the majority of revenues from the subs.

So I think that had a large impact on Radio Shack. And that is the major difference between how we do it. I think our SAC in the CE distribution chain and the SAC in the professional satellite chain, which has been our tradition distribution chain, is about the same.

I am looking at Jim here to make sure that is right. CE distribution is a little different in terms of how they might advertise or use a higher percentage of their coop and stuff. But our programs are pretty much the same for everybody. And it is kind of like let the best guy win out there.

William Kidd:	I guess my last question relates...

Charlie Ergen:	I can’t tell you I don’t know if DIRECTV has that same philosophy of if they do something a little different for the CE guys versus the professional I don’t really know.

William Kidd:	The reason I ask is I thought Radio Shack said that with EchoStar you guys were doing more installations than they did with DIRECTV so that was a revenues impact but not necessarily a sales impact.

Charlie Ergen:	Yes one of the things we do with Radio Shack - you can purchase a certificate. And I think when you do that the revenues that they get is not as much but the profit is the same. So you are going to have a little harder time measuring those guys on revenue gains versus profit gains because they make - they actually make a high return on revenue on us because they don’t have to stock equipment it is a very efficient model.

And they get paid their activation fees without incurring a lot of inventory costs.

William Kidd:	I appreciate that and the last question is with respect to PanAmSat. I am sure you saw the customers disclosure in the quarter filing about their back log and I am just wondering how does that disclosures effect your interest in the company if at all?

Charlie Ergen:	Any kind of disclosure like that would raise concern obviously when you see that. But again we are playing to win and we are playing for the broader transaction, which includes PanAmSat and Hughes. And that is our full focus and that is what we expect to be able to consummate later this year.

William Kidd:	Much appreciated thank you sir.

Operator:	Your next question comes from Armond Musey of Salomon Smith Barney.

Armond Musey:	Can you guys hear me this time?

Charlie Ergen:	Also a WorldCom user.

Armond Musey:	Okay great first kind of a big picture question. I think throughout the multi-channel industry certainly on the DBS side we haven’t seen a lot of ARPU growth in the last year or so. Can you talk about longer term trends in the next say two to three to five years and what kind of ARPU growth we will see. And if you think that has changed over the last couple of months?

Charlie Ergen:	It is going to be interesting. I don’t know the answer. But clearly we are - despite what the economists have been saying I think the economy is very stagnate and I think it is hard for me to believe that we are having the kind of real growth that people are talking about.

At least as it relates to the video side of the business. And I think customers have lived to where they can cut back their expenditures and obviously it shows up in the premiums and the pay per view. Pay per view is impacted by DVD sales where you go to Wall-Mart and buy DVD for $9.99. And maybe don’t need to order a pay per view movie.

And our window is 60 days out. And so I think those are things that we see that are out there from a trend perspective. And we haven’t developed interactivity we haven’t developed a PVR model yet we haven’t reached critical mass there yet. And we haven’t developed a broadband model that is economical. So we have our work cut out for us and to revive some of that ARPU growth.

And I think the growth that you see - that you will see will come from price increases as -I am very concerned about the cable industry which has spent $50 to $60 billion to rebuild their plant equipment may not have been the most efficient use of $50 to $60 billion. At least I think that is what history may show.

But they have to get return on that so you can look for some big big price increases effective competitive from a satellite industry. You are going to see some pretty bit price increases out there to help justify those expenditures. And that will definitely increase ARPU growth.

Armand Musey:	Okay so the recent slowdown in ARPU growth is more due to people not being able to afford higher end packages as opposed to increased competitive pressures?

Charlie Ergen:	No I think it is a combination of both. In our case to the extent that we weren’t answering the competitive pressure from cable we would actually have ARPU growth right? But we sacrificed some of that by offering some discounted programming. We had three months free for example up until last month.

Well that three months free - we have to account for it in ARPU but the other way to look at it is an increase in SAC if you wanted to count the ARPU that we gave up and you could look at it by the increase in SAC. So it cost us money to do that. That is from competitive pressure from cable.

Armond Musey:	Also talking about financial pressures large number of the media companies and some of the content providers have seen huge declines in their stock prices. And obviously we have seen some companies face even more significant problems than that. Does that provide any opportunity for you either strategically or in terms of the ability to negotiate different kinds of arrangements maybe they wouldn’t have considered a couple of years ago?

Charlie Ergen:	Most of our contractors are long term in nature. They are already set. There would be no reason for a programmer to reduce our rates because they are having tougher times. In fact they are looking to increase their rates because they are not getting as much advertising revenues they are counting on.

With cable consolidation what is going to happen is the biggest cable guys will go in there and perhaps get some better pricing. And they are going to have to make it up on somebody else. And that somebody else is going to be the satellite guys unless we are allowed to consolidate.

So people don’t realize that we compete with the cable companies for the programming contract. And therefore we have to be able to be the same kind of scale as the Comcast (unintelligible) to compete for them on programming contracts whether it is with networks or individual programmers.

So I think there is a lot of fundamentally shift out there. And government policy can’t be to put all of the telecom companies out of business. And the marketplace - you guys and the investment community and the banks and the people who lend capital are looking for synergy and looking for efficient operations. And that is exactly what our merger does.

In the neighborhood of $50 billion of efficiency that are gained by efficient use of spectrum. And that is why I think that when you look at the facts of this our merger will be able to go through because that is what the marketplace are looking for to invest capital. And that is why you will see consolidation in the cable industry as well.

The consumer is not better off because WorldCom phone service doesn’t work or because Adelphia is having problems. The customer is not better off as a result of that. And government policy has to be very careful of that. George Bush - I hasn’t seen a speech where he talks about broadband deployment to all Americans. We have come up with a plan that will do broadband deployment to all Americans.

And the president of the United States has made it one of his highest priorities. And we have done it without government subsidy except we have to be able to use the spectrum efficiently and get critical mass to rest the capitals to do that. And that is why Americas was able to build railroads and highways and everything else. And I hope we are allowed to do that in this marketplace.

Armond Musey:	Okay the last question is somewhat direct. In the event that the merger is not approved sometime in the fourth quarter when do you expect EchoStar would actually cut a check for PanAmSat?

Charlie Ergen:	I think as soon as - first of all we are not focused on that. We are focused on the broader transaction. So I can’t say I have thought a lot about what ifs. When you play to win you don’t’ spend a lot of time on what ifs. But I think we would want to own PanAmSat as soon as we possibility could. I don’t know how long that would take.

Armond Musey:	Okay but you see litigation or other issues that would delay the closing?

Charlie Ergen:	I would hope not.

Armond Musey:	Thank you very much and congratulations.

Operator:	Your next question comes from John Stone with Ladenburg Thaimann.

John Stone:	Hey guys congratulations on a good quarter. My first question is kind of following up on the previous questioner and the issue there is in terms of ARPU trending at least some of it I felt is due to change in the overall demographic of the (unintelligible) viewers from what was originally a high end specialty item is going mass market.

And therefore the average cohort of new subscribers coming in have a different demographic than your existing base. I was wondering if you could give me some idea how ARPU is trending for your subscribers that have been around for some period of time - as distinct from the effect of perhaps your new subscribers coming in and having an average ARPU lower than your existing base.

Charlie Ergen:	I guess there is a very very slight truth to what you said but on average the fact of the matter is - I will make it real simple for you the average customers is going to spend $50 on video. And he is going to decide what he gets for his $50. And in this economy to try to spend a lot of money to improve that you are probably working against yourself.

And that is not the sports package. The sports packages would be on ARPU on top of that. We don’t really have those. So our current customers are very close to that. There may not be much difference between the kinds of customers we get today compared to the ones from two years ago.

But it is trending a little bit lower as you do go more mass-market slightly. And that trend may accelerate I don’t know. But what I don’t know is how much of that is economy related and how much of that is your theory which is as we go more mass market we are just going to get a lower customers.

I wouldn’t be shocked in Wall-Mart if we don’t trend a little lower than we do like in Sears or Radio Shack. I think that would be logical.

John Stone:	Okay gotcha shifting gears a little bit.

Charlie Ergen:	The key is - I think we are aware of the ARPU situation and I think we believe that we can manage our way through that. But it is obviously a challenging environment.

John Stone:	I just wanted to look at a different way of slicing it with that question. In terms of my next question on video on demand obviously there has been press release from Stars and DIRECTV about their efforts and of course the cable operators are claiming that it is going to be their salvation.

I wanted to kind of get an update in terms of what - where you are in terms of the roll-out with EchoStar and how much - when do you think it is going to contribute to ARPU significantly?

Charlie Ergen:	I think - a lot of people different names for video on demand. We are near video on demand as a satellite industry. I think the cable industry has determined with their big servers they can give you a true video on demand type product where it be watching the NBC news any time you want to watch it or whatever.

I think you are going to (unintelligible) of the industry there. I think our approach and the PVR approach where you as a customers could get your own video on demand by choosing to record shows and watch them at your leisure, stop and pause and rewinding. A lot of features you won’t be able to do with the file server technology that cable has. And you will be able to kind of control your own destiny.

And I think that is going to appeal to a broad range of customers. I think the cable industry is going to focus on the big server and try to charge people for watching certain shows video on demand but not everything. So you are not going to be able to pause ESPN sports but you will be able to pause NBC news when you watch it. I just think it is going to be a different strategy different approach.

Cable has some advantage in what they are trying to do. We hopefully will have some advantage in what we are trying to do. With the merger which is what we think we need to truly compete we will have the capacity with three satellite locations to do more true video on demand by putting movies up that rotate all of the time that are always being downloaded to hard drive always being recorded to the hard drive unbeknownst to the customer.

And you will have true video on demand to compete with what cable is going to do. And that is one reason we need more capacity because that is a big capacity hog to do that. So with the merger we think we have effective competition to what cable is going to do. And hopefully we have some enhancements to that with our PVR feature.

John Stone:	Any sort of a time frame that you would venture to guess.

Charlie Ergen:	It is all timing. Everything that we have looked at - first the merger and second you have to wait for the demand to build from the customer. If the customer is only willing to spend $50 he is already spending $50 it is going to be hard to get extra money out of that customers until you can make the process simpler, easier or maybe better windows for movies.

A lot of things have to happen to make the customers part with a few more bucks out of his pocket. I think the economy has slowed down a fair amount of the interactivity and PVR development that we would thought would have had material impact this year. And maybe stretch it out a year and maybe 18 months.

But we don’t think it makes sense to swim up stream. And we have had to make some tough calls to the company. We couldn’t see the light at the end of the tunnel in broadband with what we were currently doing. And w couldn’t see a path to an economic model. And as painful as that was to write off some investments that totaled well over $100 million it was only going to be more painful next year or next month.

So we had to do that and bit the bullet. We don’t want to go out there foolishly swimming up stream for video on demand or interactivity when customers aren’t willing to embrace that because they don’t understand or the technology hasn’t improved enough or we don’t’ have enough services to go along with it. So we will just keep developing it and have it ready when the customers is ready and we will be there for them.

John Stone:	Great thanks a lot and again congratulations on making profits in another quarter.

Operator:	Your next question comes from Vijay Jayant of Morgan Stanley.

Vijay Jayant:	Good afternoon a couple of questions you received a favorable IRS ruling. Can you explain what that really means? Can you use your (unintelligible) to shelter your profits?

Michael McDonnell:	Vijay the answer on that is that we did have an audit challenge which arose which was favorably resolved during this quarter. As we have said in the past it was never a question of the deductibility of any of our costs it was question of the timing of when we could deduct our subscriber acquisitions costs. So really it was a time value of money issue that was favorably resolved.

So the impact of that will happen is that we will actually not - the net impact of that is that we will be come a cash tax payer much later than we otherwise would. Or it will protect us for a longer period of time than they otherwise would as a result of that favorable ruling.

Charlie Ergen:	It is a material positive impact on our cash flow. And obviously we were free cash flow this quarter again. Not many people in the telecommunication or the video business can say that. And many people won’t be able to say that for a long time if ever. I think the thing that we have done better than any body else has. The money - if you look at the money we have spent has gone into tangible assets that are technically state of the art.

They are 100% digital they are satellites with long life times. We don’t have analog product in our warehouse. We don’t have analog plant. We don’t have upgrades that we have to continue to do. That is what gets the fiber guys in trouble they are always chasing their tail to upgrade because the fiber technology is always getting better.

And by the time they upgraded their plant it was obsolete. The half-life is about 18 months. They would have to upgrade again. Wired industry has that kind of problem. There are file servers they have to put in and then the next time they have to put 1000-megahertz plants. And they are always chasing that curve and never get the return on the investments they have.

We have been a very efficient use of capital. It doesn’t mean we have the right answer for every home but it means that we are in a position to get a return on our investment.

Vijay Jayant:	Charlie follow-up on your comments about promotions having impact on ARPU hypothetically if you had charged that to SAC for argument sake what would your ARPU look like right now?

Charlie Ergen:	It is a buck or two impact on ARPU for one year. It is only for a year. In certain cases it is three months and some a year depending on which promotion it is. So we would have been closer to $50 ARPU instead of whatever the $48 whatever we did first half of the year.

Vijay Jayant:	And that is the anniversary of the...

Charlie Ergen:	I don't want to dodge the question. You could - if you wanted to make ARPU $50 then you would be adding $30 to $40 to SAC.

Michael McDonnell:	We would also be recording revenue that exceeds what you actually...

Charlie Ergen:	You can’t do that in accounting principles. You can’t do that under GAAP rules but the net effect - we mentally calculate it both ways internally. We are not as worried about the ARPU number as you guys might be. Because I think we understand the dynamics of it. Having said that our SAC is not a positive as you might think.

And I think our churn - the other aspect of that is our churn has some risk as people roll off of those promotions. Then we have a risk of higher churn that we just don’t have a handle on yet. When you get three months free programming you are not going to churn. And so that delays that decision process for those folks. So we have some added risk there.

Vijay Jayant:	Charlie given that the anniversary of the (I like) 9 on the one year commitment is going to start ending in August right now is it an expectations that churn would be higher in Q3?

Charlie Ergen:	It is possible it is somewhat counter balanced by the fact that we have a similar promotion to (I like) 9 going on where you get $12 credit or something. So yes you probably - you are clearly going to get some added churn from a customer that is a year old but you are going to get less churn from a new customer.

So we don’t know how that balances out. My biggest concern is - we are still the best price value out there. We don’t’ think the customer is suddenly going to go off of a $9 a month and say gee I can go someplace else and get a better deal. We still are the low cost guys in Americas.

We can continue to be that. The risk is more from a piracy perspective that the customers says - once he gets introduced to satellite TV and finds out that he might be able to get the system for free from somebody else or he might be able to get a card on our system and get it for free.

And piracy is a very difficult problem for us to solve by ourselves or DIRECTV to solve by themselves because it takes both of us to solve the problem. Otherwise all the piracy just moves from one system to the other. And of course with the huge cost to customers who are legitimate to pay for those people who are pirating.

So one of the great benefits of the merger because we have to replace one set of boxes out there anyway in the merger to the cost of a couple of billion dollars we also are able to replace the security system for no incremental cost at the same time. And then we get a lot of customers who are pirating today. So that is another added benefits to the merger is we can actually cure the piracy problem.

The piracy problem - I have said it for the last two years it effects cable too. The cable guys can’t get a customer to pay for cable if he can go get a satellite system and watch it for free. I have said it before some of those guys have negative growth and the reason is because people are pirating satellite television.

And we are powerless to solve that problem by ourselves. That is something we will have to monitor. There has been some press about piracy and how bad it really is. And I lived through the C band business where it was really bad. And people stuck their heads in the sand for a long time before they admitted there was a problem and we obviously have a problem out there.

Vijay Jayant:	Last question can you give us what the lease (unintelligible) before.

Charlie Ergen:	What the what?

Vijay Jayant:	lease hardware.

Charlie Ergen:	Lease hardware yes we don't disclose the specifics of customer promotions. I would say that as we said we had total cap ex for the quarter. I belief that number was $142 million and for the rest of the year we expect

Michael McDonnell:	Six months or a year?

Charlie Ergen:	It was $142 million for the quarter

Man:	Leased?

Charlie Ergen:	No that is total cap ex but looking ahead.

Man:	How much of that was leased boxes?

Charlie Ergen:	We haven’t disclosed the specifics of the components of our cap ex. But we do expect for the rest of the year about 20% of what we spent on cap ex will be satellite and then 80% will be leased hardware as well as general corporate cap ex. And the bulk of that would be the leased hardware.

Vijay Jayant:	Okay thanks very much.

Operator:	Your next question comes from Marc Nabi of Merrill Lynch.

Marc Nabi:	Thinks very much a couple more questions one relates to customer service Charlie and I saw a big bump in the second quarter. And is that related to the two DISHES that you have to put on for local? Or you haven’t really seen this type of cost per average subscriber on the customer service side since 2000 and I was wondering what the big jump was for.

Charlie Ergen:	Yes we opened the call centers in the quarter. And when we open a call centers it bumps our customer service care and then takes about six months for that call centers to become efficient. We hadn’t opened a call centers for about four quarters prior to that. So that is why customer care trend down and go back up. That is one component.

The other component was and still is the two DISH solution where we put in customers care when we give the second DISH for free does that go into customers care. So when we give a customer a DISH plus all of the phone calls we receive for the two DISH solution. So despite what the broadcasters say the customer is pretty happy with the two DISH solution.

They are calling and taking advantage of that opportunity from us. And it is the only way we can comply. So that is the decision we had to make and it is cost us many millions of dollars to comply and give customer DISHES and that is what we have done.

Marc Nabi:	Eventually that number is going to disappear. For the $98 million how much - what percent of the $98 million would you say relates to the two DISH solution?

Charlie Ergen:	Certainly it is a small percentage of that $98 million. The key to look at is the percentage of customers care over your - what percent customers care is over your total revenues of DISH network and that percentage - I don’t have the number - we track it internally by - it is 9% for six months ended.

Half of that increase from 8 to 9% - half of that was opening the call centers in efficiencies and half of it was probably two DISHES. So both of those numbers should go down over time but I expect that those numbers will still be in 9% range in third quarter. I don’t expect that we are going to have big improvements there.

Marc Nabi:	Okay my next question relates to when looking though your 10Q and the revision that you have provided you talk about revenues being lower because of lower ARPU. I have gone through and looked at all of your expectations for second half of 2002 on the cost side. And also the SAC number of about $430, which is consistent with the first quarter.

And I am having a hard time getting to 80 to 100% up EBITDA growth number. Maybe you can just walk through some of the metrics as to why that is going to happen. Particularly pre-marketing cash flow margins are at 40% for the remainder of the year.

Michael McDonnell:	First of all you have to look at it as Charlie mentioned previously a lot of that depends on how many subscribers that you add. And we would be happy to sacrifice a little bit of EBITDA for more activation. I think the other thing you have to remember.

Charlie Ergen:	The model is 8 million is the way you have to do it.

Michael McDonnell:	I think the other thing you have to remember is that in the cash and carry promotions while there are no cost capitalized which has a negative impact on the customers you are getting cash out of the customers. So that is a fairly low SAC promotion, which will help your EBITDA significantly. You have to factor that in as well.

Marc Nabi:	But that is part of your $430 income statement SAC number correct?

Michael McDonnell:	Yes that would be factored into the $430.

Marc Nabi:	Okay.

Charlie Ergen:	And you also have our box sales and just typically a little higher in the second half of the year as well.

Marc Nabi:	Okay next question relates to...

Charlie Ergen:	All we do is put out our goals out there and do the best job to go out there and get them. Every month when we get new financial data we go and look at that and see whether any of our hypothesis has changed or not. But right now that still looks like an achievable goal for us. Where as revenue doesn't. So ARPU doesn't today.

Marc Nabi:	Your ARPU does not look like an achievable goal.

Charlie Ergen:	Our new ARPU numbers - we reduced our ARPU guidance. And the reduced looks achievable but obviously our previous guidance does not look achievable to us based on our promotion for the second half of the year.

Marc Nabi:	Okay the last question for Charlie...

Charlie Ergen:	The bottom line is we - you are getting the same information as I am getting as a management in terms of what we think we are going to be able to do.

Marc Nabi:	Okay the last question relates to - just getting your understanding on churn you are going now to these larger consumer electronic chains. You are also going to Wall-Mart and also doing this promotion on lower paying customers because that is what they want.

In your experience what is churn and what do you think churn is going to do as a result of that going after a lower paying customers? We all know you have done a very good job on the credit check side. I am just trying to figure out are these…

Charlie Ergen:	Realize we think this with two things. One is that we do a credit check and get a commitment from a customer for a year or two we get cash from the customers. You don’t see an EchoStar offer where you don’t have to put credit card and have cash or a year commitment. You don’t see an offer where you can get the system for free.

Unless you are making a commitment backed by a credit card and the ability to pay us if you don’t go the full year. So we are very disciplined in that. If you go to Wall-Mart you are going to have to buy a system for $149 or $199 with two receivers. So when we get cash from the customer - those are actually our lowest churn customers.

Marc Nabi:	That is very interesting.

Charlie Ergen:	So what we think is a mistake is where you don’t get any cash from the customers and you give it to them for free you have no commitment you are going to get churn. That is what if you look at digital cable on the cable side that is why they are experiencing 5 to 6 to 7 to 8% churn on digital cable. They give it to the customers no commitment no cash and they have high churn.

We think some of the business practices in our industry where the equipment was bought down and you ultimately ended up with - you could buy systems for $19 and no commitment. It think those things have gone away. But when that was happening I think that was a disaster based on our experience.

So we don’t think Wall-Mart - we are a different model in Wall-Mart than perhaps that has been in the past in the sense the customers is paying $199 for the system - or $149 for a single system he is not likely to throw that investment away.

As long as we do two fundamental things one is we give them a great price value for what they get and two we give them outstanding customers service. Where else is he going to go? Why do people fly Southwest Airlines? To get from point A to point B cheaper than anybody else. They don’t give you a great four-course meal. They give you a bag of peanuts but they get you there and they leave on time and get your luggage there. So people fly them.

Marc Nabi:	Interesting one thing related to Southwest analogy is relative to like six months ago to today or even a year ago what percent of those subscribers that are new gross additions are coming from cable versus the expansion of the multi-channel industry? Again a year ago or six months ago to today are you seeing a lot more new customers coming from cable than you would have seen from just someone not having any multi-channel service?

Charlie Ergen:	The majority of our customers today come from areas where we do load the local and from the cable company. You have seen NRTC go negative - at least Pegasus go negative in the rural areas. We have not gone negative in the rural areas. It comes from where we have local and the cable companies.

On the other hand our biggest churn come from the cable industry where the cable company has put in broadband and bungled the service and given people an opportunity to get a product we don’t have. The more competitive it gets the more we are going to love it.

No body is giving us anything in this business. We started with nothing and we know how to compete. We like to compete and we believe we spent our money wisely. We believe we have the discipline in place and our overhead structure with the uplink centers in Cheyenne Wyoming our corporate headquarters are (unintelligible). We think we have the discipline in placed to compete effectively. And we need capacity to truly be effective.

Marc Nabi:	Thanks for your time guys.

Michael McDonnell:	Operator before we take the next call I just want to correct a remark that I just made. We did in fact disclose the amount of equipment that we capitalized on our digital home plan for the quarter and that number was $89 million. And with that we can take the next question.

Charlie Ergen:	The $89 million was capitalized during the second quarter of $100 and the total cap ex was $142.

Operator:	Your next question comes from Robert Peck of Bear Stearns.

Robert Peck:	Yes my first question is actually for David, relating to PanAmSat yesterday does their disclosure that 20% of their backlog is in potential jeopardy pose a material event for EchoStar?

David Moskowitz:	Well obviously we are concerned about their disclosures and we are going to continue to keep a good eye on the business but our focus is not on a standalone PanAmSat transaction right now. Our focus is on the broader merger that we think should and can be approved.

Robert Peck:	I understand as far as the stop purchase agreement though that we took a quick read through it looks like you are still required to buy PanAmSat - experiencing either general market conditions to hurt business or even industry based conditions that hurt business. So would that sort of indemnify them from having to be a material event?

David Moskowitz:	I think everybody can take a look at it and read the PanAmSat purchase agreement it is on public file. Everybody can draw their own conclusions about what events do with no trigger.

Robert Peck:	Okay great.

Charlie Ergen:	I think a manager doesn’t worry about what if he worry about what is the objective you want what do you want to accomplish and you go after it. And you put all your efforts into going after it. For us, that is the transaction that includes PanAmSat and Hughes so we can effectively compete for a long period of time in the video business and the broadband business.

Robert Peck:	And as far as Hughes is there a deadline coming up as far as getting the financing down and do you need to get another waiver from Hughes to extend that deadline?

Michael McDonnell:	There is - obviously we have the financing done that we are required to do. In that we went out and got a $5.5 billion bridge. Now that has been taken down over time as we have - what I will call for a lack of a better term take out financing. And we certainly expect - it is our hope and expectation that prior to completion of the merger we will get that bridge down to zero.

But the financing that we require to obtain in order to complete the merger is there. Now the bridge isn’t fully papered up. But the commitment and the obligation is there.

Charlie Ergen:	And it will get papered up and of course it is quite expensive so we prefer to finance the bridge or take out financing on the bridge.

Robert Peck:	Okay and the last question here as far as the FCC in most carry what are the near terms events going on there? I know they have issues with the two DISH solution. Can you give us an update there?

Charlie Ergen:	We have complied with - I think they had about six suggestions of any one of which might have satisfied their concerns. I think we did four of the six things they suggested. And our customers I think are pretty happy. And we think that satisfies what they have talked about and we think we are - the law is clear that we complied even before we did those things.

Now they haven’t definitively said yes this is okay but they haven’t said it is not okay. And we are convinced that legally it is. Having worked in the legislative I can only speak from personal experience. I have worked in the legislative myself personally and I believe what we are doing is fully within the scope of what the legislative of what was passed. And there were specific provisions that you could broadcast from more than one orbital slot.

Michael McDonnell:	And what is more we feel good about it because we think it is within the spirit of what was passed as well. And we think our customers are satisfied with it.

Charlie Ergen:	The broadcasters would like to change the rules after the game. We think that would take new law in congress. The SEC is certainly one aspect of decision-making process there. And they have come down with the ruling that we have complied with now. More than complied with.

Robert Peck:	Okay one last question here...

Charlie Ergen:	Obviously in a worse case scenario we would be taking down (unintelligible).

Robert Peck:	Okay one other question here is Echo V and VI it looks like they are having...

Charlie Ergen:	By the way the merger solves the problem. Not to get back to the merger but obviously one of the benefits of the merger is that we have committed to doing all (BMA)s on one DISH. So we are problem solvers. We have all of these problems out there in terms of not having broadband to every American, not having one DISH for local, not having local in all of the markets and we have solutions for it.

And our competitors may not want to compete against us. But this is about the consumer not about the effect on our competitors. And that is why we think when you look at the broader anti-trust law that the benefits of the merger - not everything is positive about the merger it is certainly has some things that could potentially be negative. And we think the benefits outweigh the negative and we have to work with the regulatory officials on those possible negative effects.

Robert Peck:	Just one last question as far as echo V and VI it looks like they have run into a couple of more problems. Was there a similar problem on Echo VIII and maybe you can give us a general feel for the health of the satellites.

Charlie Ergen:	Actually the solar rays on EchoStar VIII are new generation (loral) solar rays. They have flown on a number of missions subsequently. I don’t know the exact number but it is over five missions. And none of those satellites with the new solar rays have experienced any anomalies. And obviously with respect to both EchoStar V and VI there haven’t’ been significant numbers of anomalies. They have been very isolated.

A lot of time in between the occurrence of them. We certainly haven’t seen anything either from our satellite or from the satellite of others, which have a similar issue, which would indicate that we should expect a major problem. But when there is an issue with them we will let you guys know.

Robert Peck:	Okay thanks guys, great quarter.

Operator:	Your next question comes from (Michael Pace) of JP Morgan.

(Michael Pace):	Hi guys I was wondering if you could clarify the Attorney Generals recommendations...

Michael McDonnell:	(Michael) we can't hear you.

Charlie Ergen:	I am sorry someone suggested to me if your question was did the delay of EchoStar VIII have anything to do with the solar ray the answer is no.

(Michael Pace):	I am sorry are we still on are you guys here?

Michael McDonnell:	Okay just talk really loud you are really faint.

(Michael Pace):	Sorry about that can you clarify the Attorney Generals probing of some of the business practices and the call response times and other policies and what exactly they are looking at and some of the things that you have given back to them?

Charlie Ergen:	I think we can disclose the general nature of it but it has been things like - I will give you an example on the one hand they said the customers said the only way they could get a refund is by writing us a letter. And another customers write that said the only way to get a refund is by emailing us on the Internet.

The fact is you can get a refund either way. But for some reason the Attorney General took literally what people said and we have to go through the facts and show them yes you can get a refund either way.

Another example would be maybe a customers signs up for a year. And he only keeps the service for eight months. And then we charge the customers the $200 penalty because he didn’t keep it per the contract. And they feel that should be per rata. And we don’t believe it should be. We think there is a per rata mechanism already built in because the customers could have just paid the last four months and that would have been a pro rata for him.

We think if a customer makes a contract with us they should honor it. So we have a difference of opinion on that. It is issues like that that we need to look at. If it is an issues of disclosures to the customers and they didn’t understand the contract. Maybe we have to make them initial each page of the document instead of just signing it.

It is things like that that we make sure the customers fully understands the commitment to they have made to the DISH network and our business practices are convenient for a customers so that he can - whether we telephone or email or letter he can get a refund. We have to make sure we make that as easily accessible to customers.

I am willing to put our customers practice up against anybody. We are not perfect and are still learning as a business. We can certainly do a better job and there is certainly helpful suggestion in our discussions with state Attorney Generals as we see the big picture.

Some of it relates to dealers. People beyond our control in terms of what might be - in Los Angeles where a retailer was apparently doing some telemarketing against Adelphia. That is not us. That is a retailer and if we get evidence that retailer is breaking our rules we will terminate them. So it is issues like that.

(Michael Pace):	I think that is very helpful and also could go through the logistics and your intentions for...

Michael McDonnell:	Could you speak up please. We are unable to hear you.

(Michael Pace):	I apologize can you go over the logistics and the timing of the change of controls on the bonds assuming that the merger does go through and what you plan on doing by that? I see a September 15 deadline in there.

Charlie Ergen:	David may have some comments on this but in general there are a couple of our debt instruments where I think there clearly is a change of control provision we will be required to offer to repurchase 101. There is another one where we are still evaluating those.

And we have a September 15 deadline to come up with a plan for General Motors on how we would do that. Which I believe was extended…

Michael McDonnell:	It was previously an earlier date and was extended by agreement.

Charlie Ergen:	Do you want to add to that David?

David Moskowitz:	No I think that is exactly right. I couldn't hear all of the question so I am not sure if we have answered it.

(Michael Pace):	You have thank you.

Michael McDonnell:	Operator we will take one more question.

Operator:	Okay your final question comes from (Chris Little) from (Osterwise Capital)

(Chris Little):	Hey guys could you comment a little on the cap ex guidance. It is a pretty wide range of $200 to $400 for the second half. And just basing your comments that the digital lease plan might be a lower percentage in the second half. It doesn’t seem like those cap expenditures are going to tick up.

And you have the 20% being on the satellite manufacturing side. So is it correct to assume that the low end of that guidance is the probable course especially given the economic environment In other words the $200 million rather than the $400 million.

Michael McDonnell:	Yes I think as we said in our guidance it really depends on the strengths of the economy and the other variable I think you hit it right on the head is how much we capitalize under the digital home plan because the satellite are a lot more predictable.

But to the extent that the penetration on the digital home plan is a little low in the second half of the year and to the extent that the economy continues to struggle I think it is reasonable to assume that we could potentially be closer to the low end than the high end.

(Chris Little):	And there is nothing on the satellite manufacture and the infrastructure side in terms of stuff that could spike that up closer to the $400 number? It is more a faction of okay well if you had 60% of your new customers taking a lease land then that would really drive it up? Or is there something with the SEC in terms of timing payments?

Michael McDonnell:	No there is nothing above and beyond what we have disclosed.

Charlie Ergen:	Yes there is nothing contractually but that doesn't mean we won't go acquire something. But we don't anticipate that today.

(Chris Little):	Okay thank you.

Charlie Ergen:	I think it is prudent to be cautious out there today. The market is not moving in a straight line it is a pretty choppy environment. Having said that this environment we love as a company because it is tough. You have to be good. You have to be real good. And we will see what this company is made of and what our management team is made of.

The next four and a half months are going to be very interesting. A lot is going to be happening and we have a lot on our plate. So with that our next conference call will be November I guess. First couple weeks of November is that right?

Michael McDonnell:	Yes probably the first couple of weeks in November.

Charlie Ergen:	We are going to try to stay focused on our business and continue the path that we are on and obviously I think the merger is going to be the center point of what we are doing over the next - to the end of the year. Other than that...

Michael McDonnell:	I think that is it we would like to thank everybody for joining us. Please stay tuned and operator we would like to conclude the call at this time.

Operator:	This concludes today's EchoStar Communications Second Quarter Earnings Release conference call. You may now disconnect.

END